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                                                   Filed by Roadway Corporation
                          Pursuant to Rule 425 Under the Securities Act of 1933
                                          Subject Company:  Roadway Corporation
                                               Commission File No.:  333-108081


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

         On August 19, 2003, Yellow Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, in connection with the proposed merger transaction with Roadway Corporation that contains a preliminary joint proxy statement/prospectus regarding the transaction. Investors and security holders of Yellow and Roadway are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on August 19, 2003, the definitive joint proxy statement/prospectus when it becomes available, and any other relevant materials filed by Yellow or Roadway with the SEC because they contain, or will contain, important information about Yellow, Roadway and the transaction. The definitive joint proxy statement/prospectus will be sent to the security holders of Yellow and Roadway seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus filed with the SEC on August 19, 2003 and the definitive joint proxy statement/prospectus when it becomes available, as well as other documents filed by Yellow and Roadway with the SEC, at the SEC's web site at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus and such other documents may also be obtained by requesting them in writing from Yellow (or by telephone from Yellow at (913) 696-6100), or by requesting them in writing from Roadway (or by telephone from Roadway at (330) 384-1717). Yellow and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Yellow's officers and directors in the transaction, if any, is included in the preliminary joint proxy statement/prospectus filed with the SEC on August 19, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available. Roadway and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Roadway's officers and directors in the transaction, if any, is included in the preliminary joint proxy statement/prospectus filed with the SEC on August 19, 2003 and will be included in the definitive joint proxy statement/prospectus when it becomes available.

         The following press release was issued by Roadway on September 17, 2003.

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                                                   CONTACT:
                                                   John M. Hyre
                                                   Investor and Public Relations
                                                   330-258-6080


                  ROADWAY CORPORATION THIRD QUARTER 2003 UPDATE


AKRON, Ohio - September 17, 2003 - Roadway Corporation (Nasdaq: ROAD) today announced that its operating subsidiaries are performing as expected, and the Company anticipates earnings per share from continuing operations to be at the upper end of its previously announced range of $0.60 to $0.70 per share excluding costs associated with the Company's pending acquisition by Yellow Corporation.

During the quarter, the Company will recognize approximately $0.88 per share in one-time charges related to the accelerated vesting of stock and other compensation under various Roadway benefit plans triggered by the pending transaction, other costs related to the transaction and an increase in the effective tax rate arising from these charges. As a result, the Company expects to report a third quarter loss in the range of $0.16 to $0.21 per share.

Roadway has declared October 16, 2003 as the record date for Roadway stockholders in connection with the pending Yellow/Roadway transaction. Stockholders of Roadway common stock as of the close of trading on October 16, 2003, will have the right to participate in a special meeting of stockholders to approve matters related to the acquisition of Roadway by Yellow. The shareholder meeting is expected to occur in December 2003.

Note: This release contains, and other statements that we may make may contain, forward- looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for revenue, earnings or other future financial or business performance, strategies, expectations and goals. All statements that are not historical statements of fact are "forward-looking statements" and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends affecting our business, results of operations and financial condition. We intend for the words "believes," "anticipates," "expects," "intends," "plans," "continues," "projects," and similar expressions to identify forward-looking statements. The risks and uncertainties include, among others, variable factors such as capacity and rate levels in the motor freight industry; fuel prices; the impact of competition; the state of the national economy; the success of our operating plans, including our ability to manage growth and control costs; labor relations matters; uncertainties concerning the impact terrorist activities may have on the economy and the motor freight industry; and, the timely completion of Yellow Corporation's plan to acquire Roadway Corporation and its subsidiaries. We have based these forward-looking statements on management's analysis about future events only as of the date of this press release. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this press release. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries. In addition to the disclosure contained in this document, you should carefully review the risks and uncertainties contained in other documents Roadway Corporation files from time to time with the Securities and Exchange Commission. Those documents are accessible on the SEC's Web site at www.sec.gov and through our Web site at www.roadwaycorp.com.

Included in the Dow Jones Transportation Average, ROADWAY CORPORATION (NASDAQ:
ROAD), is a holding company dedicated to leveraging opportunities to expand the transportation-related service offerings available to customers through the Roadway portfolio of strategically linked transportation companies. Roadway Corporation's principal subsidiaries include ROADWAY EXPRESS and ROADWAY NEXT DAY CORPORATION. Roadway Express is a leading ISO 9001 and C-TPAT/PIP and FAST certified transporter of industrial, commercial and retail goods in the two- to five-day regional and long-haul markets. Roadway Express provides seamless service throughout all 50 states, Canada, Mexico and Puerto Rico including export/import services for more than 100 countries worldwide. Roadway Express owns REIMER EXPRESS LINES in Canada and Mexican-based ROADWAY EXPRESS, S.A. DE C.V. Roadway Next Day Corporation is a holding company focused on business opportunities in the shorter-haul regional and next-day markets. Roadway Next Day Corporation owns NEW PENN MOTOR EXPRESS, a next-day, ground less-than-truckload carrier of general commodities serving twelve states in the Northeastern United States, Quebec, Canada and Puerto Rico, with links to the Midwest and Southeast United States and Ontario, Canada. For additional information, contact Roadway Corporation at www.roadwaycorp.com.


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